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                              January 16, 2024

       Mohanraj Ramasamy
       Chief Executive Officer
       SRIVARU Holding Limited
       2nd Floor, Regatta Office Park, West Bay Road
       P.O. Box 10655
       Grand Cayman, KY1-1006
       Cayman Islands

                                                        Re: SRIVARU Holding
Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on
December 22, 2023
                                                            CIK 0001973368

       Dear Mohanraj Ramasamy:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted on December 22, 2023

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered
for resale. Highlight any differences in the current trading price, the prices that the
selling securityholders acquired their shares, and the price that the public securityholders
acquired their shares and warrants. Disclose that while the selling securityholders may
experience a positive rate of return based on the current trading price, the public
securityholders may not experience a similar rate of return on the securities they purchased due to
differences in the purchase prices and the current trading price.
                                                        Please also disclose
the potential profit the selling securityholders will earn based on the current trading price.
Lastly, please include appropriate risk factor disclosure.
 Mohanraj Ramasamy
FirstName
SRIVARU LastNameMohanraj
           Holding Limited Ramasamy
Comapany
January 16,NameSRIVARU
           2024           Holding Limited
January
Page 2 16, 2024 Page 2
FirstName LastName
2. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
             We note the references throughout the registration statement to "this F-4".
             You state on page 11 that you    expect    to start commercial
production of the Prana
             Grand in the "second half of 2023." Update this statement to reflect the current status of the project.
             We note references to "DTC determines prior to the completion of the Business
             Combination."
             We note references to "Certain Unaudited Prospective Financial Information."
3.       Please update your beneficial ownership information on page 90.
Cover Page

4. For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.
Risk Factors, page 10

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also, if applicable, disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sarah Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-3754
with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Manufacturing
 Mohanraj Ramasamy
SRIVARU Holding Limited
FirstName
January 16,LastNameMohanraj
                2024         Ramasamy
Comapany
Page    3      NameSRIVARU Holding Limited
January 16, 2024 Page 3
cc:       Rajiv Khanna
FirstName LastName